June 20, 2007
Via EDGAR and Overnight Delivery
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mark Kronforst, Accounting Branch Chief Christine Davis, Staff Accountant
Re:	RealNetworks, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 1, 2007 File No. 000-23137
Dear Mr. Kronforst:
     RealNetworks, Inc. (the “Company”) submits this letter in response to the comments contained in the staff of the Securities and Exchange Commission’s (the “Staff”) letter dated June 12, 2007 (the “Comment Letter”) relating to the above-referenced filings. For your convenience, we have repeated the comments contained in the Comment Letter below in italicized, bold type before our response. We look forward to working with the Staff to enhance the overall disclosure in our future filings, pursuant to your comments.
Form 10-K for the Fiscal Year Ended December 31, 2006
Note 1. Description of Business and Summary of Significant Accounting Policies
Revenue Recognition, page 60
1.	Please revise your disclosure in future filings to disclose your revenue recognition policy for multiple-element arrangements that include software and are not subject to SOP 81-1.

The Company respectfully acknowledges the Staff’s comment and in future filings will include the disclosure on our revenue recognition policy for multiple-element arrangements that include software and are not subject to SOP 81-1.

United States Securities and Exchange Commission
June 20, 2007

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We appreciate the Staff’s comments and request that the Staff contact the undersigned at (206) 674-2529, or Patrick Schultheis of Wilson Sonsini Goodrich & Rosati at (206) 883-2501, with any comments regarding this letter. Thank you for your assistance.

Respectfully submitted, RealNetworks, Inc.
/s/ Michael Eggers
Michael Eggers
Senior Vice President and Chief Financial Officer

cc:	Robert Glaser Robert Kimball RealNetworks, Inc.

Patrick J. Schultheis, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation

Robert P. Carlile KPMG LLP